AB
3/7

15047024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Wash., D.C. 194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69024

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 S. Park Avenue, Suite A
(No. and Street)

Winter Park (City) FL (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel S. Yarbrough 407-960-2700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co., PLLC
(Name – *if individual, state last, first, middle name*)

4600 Park Road, Suite 112 (Address) Charlotte (City) NC (State) 28209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/11/15

OATH OR AFFIRMATION

I, Daniel S. Yarbrough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADRIANNA L RUWELL
MY COMMISSION #FF001216
EXPIRES March 20, 2017
(407) 398-0153 FloridaNotaryService.com

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK

SECURITIES

Benchmark Securities, LLC

Financial Statements

Year Ended December 31, 2014

Benchmark Securities, LLC
Index to Financial Statements
December 31, 2014

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Benchmark Securities, LLC

We have audited the accompanying financial statements of Benchmark Securities, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Benchmark Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Benchmark Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Benchmark Securities, LLC's financial statements. The supplemental information is the responsibility of Benchmark Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera + Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 26, 2015

Benchmark Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets:	
Cash	$ 191,008
Deposits with clearing organization (cash)	4,650,000
Receivables from clearing organization	732,028
Securities owned:	
Marketable, at market value	32,243,749
Securities sold short:	
Marketable, at cost	12,139,490
Accrued interest on bonds	196,551
Prepaid expenses	108,104
Property & equipment, at cost less accumulated depreciation of $28,585	53,513
Other assets	5,696
	$ 50,320,139
Liabilities:	
Commissions payable and other accrued expenses	$ 560,128
Payable to clearing organization	32,068,667
Securities sold short:	
Marketable, at market value	12,140,086
Contingent liabilities	100,000
Subordinated borrowings	300,000
	45,168,881
Members' equity:	
Preferred distribution equity units	2,000,000
Common equity units	3,151,258
	5,151,258
	$ 50,320,139

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenue:	
Principal transactions	$ 6,786,395
Underwritings	686,168
Interest and dividends	275,785
Gain on mark-to-market securities	9,921
Total revenue	7,758,269
Expenses:	
Employee compensation and benefits	4,541,007
Transaction fees and expenses	943,661
Communications and data processing	803,064
Interest	530,153
Regulatory	167,099
Occupancy	66,277
Other expenses	325,022
Total expenses	7,376,283
Net income	$ 381,986

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Ending balance, December 31, 2013	$ 1,964,543
Net income	381,986
Preferred distributions of net income to preferred distribution equity units	(295,271)
Contributions:	
Conversion of subordinated borrowings to equity units	3,100,000
Ending balance, December 31, 2014	$ 5,151,258

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2014

Subordinated borrowings at December 31, 2013	$	3,400,000
Decreases:		
Conversion of subordinated borrowings to equity units		(3,100,000)
Subordinated borrowings at December 31, 2014	$	300,000

The accompanying notes are an integral part of these financial statements.

Benchmark Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:		
Net income		$ 381,986
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Deposits with clearing organization	$ (1,800,000)	
Receivable from clearing organization	149,776	
Securities owned	(11,676,277)	
Securities sold short	(6,991,375)	
Prepaid expenses	(16,914)	
Other assets	(672)	
Depreciation	7,589	
Increase (decrease) in operating liabilities:		
Payable to clearing organizations	11,624,447	
Securities sold short	7,033,283	
Accrued interest on bonds	2,784	
Accounts payable, accrued expenses, and other liabilities	437,177	
Total adjustments		(1,230,182)
Net cash used in operating activities		(848,196)
Cash flows from investing activities:		
Purchases of property and equipment	(2,682)	
Net cash used in investing activities		(2,682)
Cash flows from financing activities:		
Preferred distributions of net income to preferred distribution equity units	(295,271)	
Net cash used in financing activities		(295,271)
DECREASE IN CASH		(1,146,149)
CASH AT BEGINNING OF YEAR		1,337,157
CASH AT END OF YEAR		$ 191,008
Supplemental cash flow disclosure:		
Interest payments		$ 508,972
Income taxes		$ -
Non-cash financing activities:		
Conversion of subordinated borrowings to equity units		$ 3,100,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business:

Benchmark Securities, LLC (the "Company") was formed in the state of Florida in November 2011. The Company operates as a Financial Industry Regulatory Authority ("FINRA") member municipal bond underwriter and market-maker for its own trading account in tax-exempt and taxable municipal securities, taxable corporate and government securities, and mortgage-backed securities. The Company specializes in southeast municipal financings and secondary municipal bond and corporate bond trading. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at fair market value.

Revenue recognition:

The revenues of the Company are derived primarily from trading profits and underwriting fees earned on securities transactions, which are recorded on a trade-date basis.

Income taxes:

The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's financial statements. All tax returns filed by the Company since inception are subject to U.S. federal or state income tax examinations by tax authorities.

Note 2 - Significant Accounting Policies (continued):

Property and equipment:

Property and equipment consists of computers, computer monitors and printers, and office furniture and are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. All repairs and maintenance costs are expensed as incurred.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurement:

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's securities owned are all valued using Level 1 inputs. Additionally, the Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and debt. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Computer equipment	$ 72,278	5 years
Office furniture	9,820	7 years
	82,098	
Less: accumulated depreciation	(28,585)	
	$ 53,513	

Depreciation expense is $7,589 for the year ended December 31, 2014.

Note 4 - Deposits with Clearing Organization:

Deposits with a clearing organization at December 31, 2014 consist solely of a $4,650,000 deposit at a single clearing institution.

Note 5 - Related Parties:

All subordinated debt is owed to an entity wholly-owned and controlled by the Chief Executive Officer (CEO) of the Company. The amount of this borrowing at December 31, 2014 is $300,000. Interest paid to this entity for the year ended December 31, 2014 was $187,059. Please see Note 6 to the financial statements for more details on interest expense.

Additionally, the Company receives software and consulting services from an entity partially owned by the Chief Executive Officer. During the year ended December 31, 2014, the Company paid $75,500 for these services. As of December 31, 2014, there were no amounts payable from the Company to this entity.

Note 6 - Subordinated Borrowings:

The borrowings under subordination agreements at December 31, 2014 are as follows:

Subordinated notes, with the greater of six percent of principal or 2.50% of monthly revenue as interest, balance due in 2019	$ 300,000
Total subordinated notes	$ 300,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

During the year ended December 31, 2014, the Company converted $3,100,000 of subordinated borrowings to equity capital units. Of this, $1,200,000 was converted to preferred distribution equity capital units, and $1,900,000 was converted to non-voting common equity capital units.

Note 7 - Members' Equity:

As of December 31, 2014, the Company has three authorized and issued types of equity capital units, sub-divided into preferred distribution equity units and two types of common equity units.

With respect to the preferred distribution equity capital units, the Company has one class of non-voting units (2,000,000 units outstanding (5,000,000 units authorized), issued at $1.00 per unit). The preferred distribution units receive a percentage of the Company's monthly revenue as a preferred distribution and do not participate in the net income of the Company. The preferred distribution units have preference over the common equity capital units with respect to distribution rights and rights upon liquidation, winding up, or dissolution of the Company. The preferred distribution equity units are callable at $1.00 per unit at various times in 2019, with written notification no less than 30 days but no more than 60 days to the stated redemption date.

With respect to the common equity capital units, the Company has two classes of units: voting (480,000 units outstanding (600,000 units authorized), issued at $1.00 per unit) and non-voting (3,041,000 units outstanding (4,400,000 units authorized), issued at $1.00 per unit). The common units participate in the net income of the Company. Common unit distributions of net income may not be made unless all preferred distributions are satisfied.

Note 8 - Commitments and Contingencies:

Commitments:

The Company leases office space and computer equipment under operating leases that expire at various times through 2016. Future minimum lease payments for operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2014 are as follows:

Twelve months ended:	
December 31, 2015	$ 567,135
December 31, 2016	359,116
Thereafter	-
	$ 926,251

Expenses under operating leases are $66,277 for occupancy and $614,614 for computer equipment for the year ended December 31, 2014.

Contingencies:

The Company has self-reported to the Securities and Exchange Commission's Municipalities Continuing Disclosure Cooperation (MCDC) Initiative to address municipal new issue offerings in which the Company served as an underwriter, and the final official statement contained materially inaccurate statements regarding an issuer's prior compliance with its continuing disclosure obligations. Based on the standardized settlement terms, the Division of Enforcement has recommended to the SEC a civil penalty of no more than $100,000 for an underwriter with total revenue of less than $20 million, as reported for fiscal year 2013. Therefore, as the civil penalty is both probable and estimable, the Company has recognized a contingent liability for the year ended December 31, 2014.

Note 9 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2014, the Company had net capital of $3,124,752, which was $3,024,752 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .211 to 1.

Note 10 - Subsequent Events:

The Company has evaluated all events and transactions through February 26, 2015, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events, except for the following:

The Company's CEO resigned his position as the CEO of the Company on January 27, 2015 to focus on his health, and he will continue to serve the Company as a Strategic Advisor. The Company promoted the Chief Operating Officer and the Chief Financial Officer to assume various aspects of the former CEO's responsibilities.

The Company accepted $75,000 in subscriptions for non-voting common equity capital units at $1.00 per unit on February 1, 2015.

Benchmark Securities, LLC
Supplementary Information
Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934
As of December 31, 2014

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Schedule I
Benchmark Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

Net capital:		
Total members' equity		$ 5,151,258
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		5,151,258
Add:		
Subordinated borrowings allowable in computation of net capital		300,000
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		5,451,258
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 53,513	
Other assets	113,800	
Deductions and/or charges		(167,313)
Net capital before haircuts on securities positions (tentative net capital)		5,283,945
Haircuts on securities:		
Debt securities		(2,123,420)
Undue concentration		(35,773)
Net capital		$ 3,124,752

Schedule I
Benchmark Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014
(continued)

Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		$ 660,128
Other		-
Total aggregate indebtedness		$ 660,128
Computation of basic net capital requirement:		
Minimum net capital required, greater of:		
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$ 44,009	
Minimum dollar net capital requirement	100,000	
Total net capital requirement		$ 100,000
Excess net capital		$ 3,024,752
Excess net capital at 120 percent		$ 3,004,752
Ratio: Aggregate indebtedness to net capital		0.211 to 1

The net capital reported, $3,124,752, agrees in all material respects with the Company's computation and amount reported in Part II of Form X-17a-5 (unaudited) FOCUS report as of December 31, 2014.

Benchmark Securities, LLC
Supplementary Information
Statement Regarding Schedules II, III, and IV
As of December 31, 2014

Schedules II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Benchmark Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Benchmark Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benchmark Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Benchmark Securities, LLC stated that Benchmark Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Benchmark Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benchmark Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera + Co., PLLC

Charlotte, North Carolina

February 26, 2015

BENCHMARK
SECURITIES

February 26, 2015

Exemption Report

The Company has claimed an exemption from SEC Rule 15c3-3 based on provision (k)(2) (ii) of the rule, as the Company is an introducing broker-dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and which promptly transmits all customer funds and securities to the clearing broker-dealer.

The Company met this exemption provision throughout the fiscal year ended December 31, 2014 without exception.

Daniel S. Yarbrough
Chief Financial Officer

206 S. Park Avenue, Suite A | Winter Park, FL 32789 | P: (407) 960-2700 | F: (407) 960-2675

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Managing Members
Benchmark Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Benchmark Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Benchmark Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Benchmark Securities, LLC's management is responsible for Benchmark Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the financial accounting software and cancelled checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules, including a detail of amounts paid as commissions, floor brokerage and clearance fees to other SIPC members in connection with securities transactions, and a schedule of dividend and interest expenses, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2235**********************MIXED AADC 220
069024 FINRA DEC
BENCHMARK SECURITIES LLC
206 S PARK AVE STE A
WINTER PARK FL 32789-4355

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel S. Yarbrough
407-960-2700

2. A. General Assessment (item 2e from page 2) $ 16,347

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,510)
7/24/2014
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 7,837

E. Interest computed on late payment (see instruction E) for — days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,837

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,837

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

—

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Benchmark Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26th day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,758,269
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	943,661
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 275,785	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	275,785
Total deductions	1,219,446
2d. SIPC Net Operating Revenues	$ 6,538,823
2e. General Assessment @ .0025	$ 16,347 (to page 1, line 2.A.)